UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*
ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293792-10-7
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
October 26, 2009
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Dan L. Duncan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		15,619,542

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		174,830,703 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,619,542

WITH	10	SHARED DISPOSITIVE POWER

174,830,703 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,450,245 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DFI Delaware General, LLC 54-2093698

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		130,506,142

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		130,506,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	130,506,142

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.4%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.) 54-2093702

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		130,506,142

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		130,506,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	130,506,142

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.4%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		141,649,663 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

141,649,663 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,649,663 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		147,832,017 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

147,832,017 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,832,017 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		147,832,017 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

147,832,017 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,832,017 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3%

14	TYPE OF REPORTING PERSON

OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO, Inc. (formerly Enterprise Products Company) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		149,608,420 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

149,608,420 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,608,420 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.6%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,840,083

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		23,840,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,840,083

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,100,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPE Holdings, LLC 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,740,083

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,740,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,740,083

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Enterprise GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,740,083

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,740,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,740,083

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,382,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,382,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,382,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

Item 1. Security and Issuer.
     This Amendment No. 11 on Schedule 13D/A (“Amendment No. 11”) is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO/Fantome, LLC, a Delaware limited liability company, (“EPCO/Fantome”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan Duncan LLC, a Texas limited liability company (“DDLLC”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”), EPE Holdings, LLC, a Delaware limited liabiility company (“EPE GP”), Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”) and DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Dan Duncan, DFIDG, DFIDH, DFI, EPCO Holdings, EPCO/Fantome, EPCO, DDLLC, DFI Holdings, DFI GP Holdings, EPE GP and GP Holdings, the “Reporting Persons”), to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 filed on April 13, 2005, Amendment No. 6 filed on February 15, 2007, Amendment No. 7 filed on February 29, 2008, Amendment No. 8 filed on April 29, 2009, Amendment No. 9 filed on June 30, 2009 and Amendment No. 10 filed on September 10, 2009 (the “Original Schedule 13D”).
     The terms “Issuer” or “Enterprise” refers to Enterprise Products Partners L.P., a publicly traded Delaware limited partnership. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D is hereby amended to read its entirety as follows:
     This statement is being filed by each of the Reporting Persons.
     Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE GP, the sole general partner of GP Holdings. GP Holdings is the sole member of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity controlled by Dan Duncan through his 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including GP Holdings and its general partner, TEPPCO Partners L.P., a Delaware limited partnership (“TEPPCO”), and its general partner, and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO/Fantome is a wholly owned subsidiary of EPCO. EPCO/Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. EPCO/Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     DFI is a wholly-owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to indirectly hold EPCO Holdings’ equity interest in the Issuer. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFIDG owns a 0.01% general partner interest in DFIDH. DFIDG has no independent operations, and its principal function is to hold general partner interests in DFIDH. DFIDG’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFIDH is an indirect, wholly-owned subsidiary of DFI. DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. The general partner of DFIDH is DFIDG, and the sole limited partner of DFIDH is DFI Delaware Limited, LLC, which are both wholly owned subsidiaries of DFI. DFIDH’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DDLLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DDLLC. DDLLC owns 100% of the membership interests in EPE GP, the sole general partner of GP Holdings. DDLLC also owns 100% of the membership interests in DFI Holdings, LLC (“DFI Holdings”), the sole general partner of DFI GP Holdings. DDLLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in EPE GP, DFI Holdings and other personal investments of Dan Duncan. DDLLC’s principal business and office address is 2727 North Loop West, Houston, Texas 77210.
     DFI Holdings owns a 1.0% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     EPE GP owns a 0.01% general partner interest in GP Holdings. EPE GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in GP Holdings. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     As of October 27, 2009, GP Holdings is owned by its public unitholders (with a 22.1% limited partnership interest), DFI (with an 51.6% limited partner interest), DFI GP Holdings (with an 18.1% limited partner interest), DD Securities (with a 2.7% limited partner interest) and DD LLC with an indirect 0.01% general partner interest and the remainder by various affiliates of EPCO. The assets of GP Holdings consist of a 100% membership interest in the Issuer’s General Partner and 20,740,083 Common Units of the Issuer, and membership interests in the general partner of Energy Transfer Equity, L.P. (“ETE”) and approximately 39 million ETE common units. GP Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business and office address is 1100 Louisiana Street, Suite 5200, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO/Fantome, EPCO Holdings, DFI and EPE GP, the managers and executive officers of DDLLC and DD Securities and the managers of DFIDG, the general partner of DFIDH and DFI Holdings (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended to add the following:
     As consideration for the MLP Merger (as defined below), all outstanding TEPPCO units were converted into the right to receive Enterprise common units based on an exchange rate of 1.24 Enterprise common units (“Common Units”) per TEPPCO unit, except for the Designated Units (as defined below). The Designated Units were converted into the right to receive 4,520,431 Enterprise Class B Units (“Class B Units”). As consideration for the GP Merger (as defined below), GP Holdings received 1,331,668 Common Units and an increase in the capital account of the General Partner to maintain the General Partner’s two percent general partner interest in Enterprise.
     The information set forth under Item 4 and the agreements set forth on Exhibits 99.9 and 99.10 are incorporated in this Item 3 by reference.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:
     On October 26, 2009, Enterprise Sub B LLC, a Delaware limited liability company and a wholly owned subsidiary of Enterprise (“Merger Sub B”), merged with and into TEPPCO, with TEPPCO surviving the merger as a wholly owned subsidiary of Enterprise (the “MLP Merger”), pursuant to the Agreement and Plan of Merger, dated as of June 28, 2009 (the “MLP Merger Agreement”), by and among Enterprise, the General Partner, Merger Sub B, TEPPCO and Texas Eastern Products Pipeline Company, LLC, a Delaware limited liability company and the general partner of TEPPCO (“TEPPCO GP”). Prior to the GP Merger (as defined below), TEPPCO GP was a direct, wholly-owned subsidiary of GP Holdings. Under the terms of the MLP Merger Agreement, all outstanding TEPPCO units, other than 3,645,509 TEPPCO units (the “Designated Units”) owned by an affiliate of EPCO were cancelled and converted into the right to receive Enterprise common units based on an exchange rate of 1.24 Common Units per TEPPCO unit. The Designated Units were converted, based on the 1.24 exchange rate, into the right to receive 4,520,431 Class B Units. The Class B Units are not entitled to regular quarterly cash distributions of Enterprise for sixteen quarters following the closing of the MLP Merger. The Class B Units will convert automatically into Enterprise common units on the date immediately following the payment date for the sixteenth distribution following the closing of the Mergers. No fractional Enterprise common units will be issued in the MLP Merger, and TEPPCO unitholders will, instead, receive cash in lieu of fractional Enterprise common units, if any. A copy of the MLP Merger Agreement is incorporated herein by reference as Exhibit 99.9 hereto and the description of the MLP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.9, which is incorporated herein by reference.
     In connection with the MLP Merger, on October 26, 2009, Enterprise Sub A LLC, a Delaware limited liability company and wholly owned subsidiary of Enterprise (“Merger Sub A”), was merged with and into TEPPCO GP, with TEPPCO GP surviving the merger as a wholly owned subsidiary of Enterprise (the “GP Merger,” and, together with the MLP Merger, the “Mergers”) pursuant to an Agreement and Plan of Merger, dated as of June 28, 2009 (the “GP Merger Agreement”), by and among Enterprise, the General Partner, Merger Sub A, TEPPCO and TEPPCO GP. Under the terms of the GP Merger Agreement, GP Holdings, the prior owner of 100% of the limited liability company interests in TEPPCO GP, received 1,331,681 Common Units and an increase in the capital account of the General Partner to maintain the General Partner’s two percent general partner interest in Enterprise. The General Partner is a wholly owned subsidiary of GP Holdings. A copy of the GP Merger Agreement is incorporated herein by reference as Exhibit 99.10 hereto and the description of the GP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.10, which is incorporated herein by reference.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interests in Securities of the Issuer.
     Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

     (a) DFIDH holds directly 130,506,142 Common Units. DFIDG controls DFIDH with its 0.01% general partner interest in DFIDH. Therefore, DFIDG is the beneficial owner of the 130,506,142 Common Units held by DFIDH. DFIDH is an indirect wholly-owned subsidiary of DFI.
     DFI holds directly 6,623,090 Common Units and 4,520,431 Class B Units, and thus beneficial ownership of an aggregate 11,143,521 Common Units. DFI also has an indirect beneficial ownership interest in the 130,506,142 Common Units owned by DFIDH. DFI is a wholly-owned subsidiary of EPCO Holdings.
     EPCO Holdings holds directly 6,182,354 Common Units. EPCO Holdings also has an indirect beneficial ownership interest in the 141,649,663 Common Units (including 4,520,431 Class B Units) beneficially owned by DFI. EPCO Holdings is a wholly-owned subsidiary of EPCO/Fantome.
     EPCO/Fantome holds no Common Units directly, but EPCO/Fantome has an indirect beneficial ownership interest in the 147,832,017 Common Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings. EPCO/Fantome is a wholly-owned subsidiary of EPCO.
     DFI GP Holdings holds directly 3,100,000 Common Units. DDLLC controls DFI GP Holdings with its indirect 1.0% general partner interest owned by DFI Holdings. DFI and DDLLC hold 95.0% and 4.0% limited partner interests, respectively, in DFI GP Holdings.
     GP Holdings holds directly 20,740,083 Common Units. DDLLC controls GP Holdings with its indirect 0.01% general partner interest owned by EPE GP. DFI and DDLLC hold 51.6% and 2.7% limited partner interests, respectively, in GP Holdings. Dan Duncan owns a 100% membership interest in DDLLC. Accordingly, each of Dan Duncan, DDLLC, EPE GP and GP Holdings are the beneficial owners of the 20,740,083 Common Units held by GP Holdings.
     Dan Duncan shares voting and dispositive powers with respect to these Common Units with the other managers/executive officers of DDLLC shown on Appendix A.
     Dan Duncan is the record owner of 1,290,319 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 1,290,319 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (i) the Duncan Family 1998 Trust, which owns 6,093,775 Common Units, and (ii) the 2000 Trust, which owns 8,235,448 Common Units. Therefore, Dan Duncan is also the beneficial owner of the Common Units held by the Duncan Family 1998 Trust and the 2000 Trust, respectively.
     EPCO is the general partner of Enterprise Unit L.P., EPCO Unit L.P. and TEPPCO Unit II L.P. and therefore has voting and dispositive power over the 844,552 Common Units owned directly by Enterprise Unit L.P., 779,102 Common Units owned directly by EPCO Unit L.P. and 152,749 Common Units owned directly by TEPPCO Unit II L.P. Therefore, EPCO has an indirect beneficial ownership interest in the 844,552 Common Units owned by Enterprise Unit L.P., 779,102 Common Units owned by EPCO Unit L.P. and 152,749 Common Units owned by TEPPCO Unit II L.P. EPCO also has an indirect beneficial ownership interest in the 147,832,017 Common Units (including 4,520,431 Class B Units) beneficially owned by its direct and indirect wholly owned subsidiaries EPCO/Fantome and EPCO Holdings.
     DD Securities holds directly 1,382,200 Common Units.
     Dan Duncan owns 50.4% of the voting stock of EPCO and, accordingly, exercises sole voting and dispositive power with respect to assets of EPCO, but since the 147,832,017 Common Units (including 4,520,431 Class B Units) beneficially owned by EPCO are owned directly by EPCO Holdings, DFI or its indirect subsidiary DFIDH, Dan Duncan shares voting and dispositive power over those Enterprise units with the directors of EPCO Holdings, EPCO/Fantome and DFI (and the directors of EPCO) shown on Appendix A. The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of members of Dan Duncan’s family. The 149,608,420 Common Units (including 4,520,431 Class B Units) beneficially owned by Dan Duncan through EPCO, EPCO/Fantome and EPCO Holdings, plus the 23,840,083 Common Units beneficially owned by Dan Duncan through DDLLC, the 1,290,319 Common Units directly owned by Dan Duncan, the 1,382,200 Common

Units owned by DD Securities, the 6,093,775 Common Units owned by the Duncan Family 1998 Trust and the 8,235,448 Common Units owned by the 2000 Trust represent a total of 190,450,245 Common Units (including 4,520,431 Class B Units) beneficially owned by Dan Duncan, or 31.3% of the outstanding Common Units (based upon the number of Common Units and Class B Units outstanding on October 27, 2009).
     (b) As set forth herein, Dan Duncan has sole voting and dispositive power over the 1,290,319 Common Units that he owns, the 6,093,775 Common Units owned by the Duncan Family 1998 Trust, and the 8,235,448 Common Units owned by the 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 149,608,420 Common Units (including 4,520,431 Class B Units) beneficially owned by EPCO, the 23,840,083 Common Units beneficially owned by DDLLC and the 1,382,200 Common Units owned by DD Securities.
     As set forth herein, DFIDG and DFIDH have shared voting and dispositive power over the 130,506,142 Common Units held directly by DFIDH.
     As set forth herein, DFI (a wholly-owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 6,623,090 Common Units and 4,520,431 Class B Units held directly by DFI, and the 130,506,142 Common Units owned directly by DFIDH, its indirect, wholly-owned subsidiary.
     As set forth herein, EPCO Holdings has shared voting and dispositive power over the 6,182,354 Common Units owned directly by it and the 141,649,663 Common Units beneficially owned by DFI (a wholly-owned subsidiary of EPCO Holdings).
     As set forth herein, EPCO/Fantome has shared voting and dispositive power over the 147,832,017 Common Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings (a wholly-owned subsidiary of EPCO/Fantome).
     As set forth herein, EPCO has shared voting and dispositive power over the 147,832,017 Common Units (including 4,520,431 Class B Units) beneficially owned by EPCO/Fantome (a wholly-owned subsidiary of EPCO), as well as the 779,102 Common Units owned by EPCO Unit L.P., the 844,552 Common Units owned by Enterprise Unit L.P. and the 152,749 Common Units owned by TEPPCO Unit II L.P., partnerships of which EPCO is the general partner.
     As set forth herein, Dan Duncan and DDLLC have shared voting and dispositive power over the 23,840,083 Common Units held by DDLLC.
     As set forth herein, Dan Duncan, DDLLC, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 3,100,000 Common Units held by DFI GP Holdings.
     As set forth herein, Dan Duncan, DDLLC, EPE GP and GP Holdings have shared voting and dispositive power over the 20,740,083 Common Units held by GP Holdings.
     As set forth herein, Dan Duncan and DD Securities have shared voting and dispositive power over the 1,382,200 Common Units held by DD Securities.
     The aforementioned ownership amounts of Common Units (including Class B Units) are as of October 27, 2009, our most recent practicable date for this filing on Schedule 13D.
     (c) None of the Reporting Persons have effected any transactions in Common Units since the most recent filing of the Original Schedule 13D.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

99.1	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.2	Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed by Enterprise on August 10, 2005).

99.3	First Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed by Enterprise on January 3, 2008).

99.4	Second Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of April 14, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise on April 16, 2008).

99.5	Third Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of November 6, 2008 (incorporated by reference to Exhibit 3.5 to Form 10-Q filed by Enterprise on November 10, 2008).

99.6	Fourth Amendment to the Fifth Amended and Restated Partnership Agreement of Enterprise Products Partners L.P. dated as of October 26, 2009 (incorporated by reference to Exhibit 3.1 to Form 8-K filed by Enterprise on October 28, 2009).

99.7	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.8	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.9	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Enterprise on June 29, 2009).

99.10	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on June 29, 2009).

99.11	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on June 29, 2009).

99.12	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 4, 2009).

99.13*	Joint Filing Agreement among the Reporting Persons dated November 5, 2009.

*	- Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2009	/s/ Dan L. Duncan

Dan L. Duncan

Dated: November 5, 2009	DFI DELAWARE GENERAL, LLC

	By:	/s/ Darryl E. Smith Darryl E. Smith
Manager

Dated: November 5, 2009	DFI DELAWARE HOLDINGS L.P.

	By:	DFI DELAWARE GENERAL, LLC,
Its general partner

	By:	/s/ Darryl E. Smith Darryl E. Smith
Manager

Dated: November 5, 2009	EPCO, INC.

	By:	/s/ W. Randall Fowler W. Randall Fowler
President, Chief Executive Officer and Director

Dated: November 5, 2009	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Darryl E. Smith Darryl E. Smith
Treasurer and Director

Dated: November 5, 2009	DAN DUNCAN LLC

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

Dated: November 5, 2009	DFI HOLDINGS, LLC

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

Dated: November 5, 2009	DFI GP HOLDINGS, L.P.

	By:	DFI HOLDINGS, LLC, its general partner

	By:	DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

Dated: November 5, 2009	DD SECURITIES LLC

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

Dated: November 5, 2009	EPCO HOLDINGS, INC.

	By:	/s/ W. Randall Fowler W. Randall Fowler
President, Chief Executive Officer and Director

Dated: November 5, 2009	EPCO/FANTOME, LLC

	By:	/s/ W. Randall Fowler W. Randall Fowler
President, Chief Executive Officer and Director

Dated: November 5, 2009	EPE HOLDINGS, LLC

	By:	DAN DUNCAN LLC, its Sole Member

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

Dated: November 5, 2009	ENTERPRISE GP HOLDINGS L.P.

	By:	EPE HOLDINGS, LLC, its General Partner

	By:	DAN DUNCAN LLC, its Sole Member

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation

Dan L. Duncan	Group Co-Chairman and Director

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC

Ralph S. Cunningham	Group Vice Chairman and Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation

Dan L. Duncan	Co-Chairman;

Group Co-Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Co-Chairman;

Group Co-Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Group Vice Chairman, Secretary, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Group Vice Chairman, Chief Financial Officer, and Director, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

W. Randall Fowler	President, Chief Executive Officer, and Director;

President and CEO and Director of EPCO and EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America. EPCO Holdings is the general partner of Enterprise Unit L.P. and TEPPCO Unit II L.P.

Name	Position with EPCO Holdings; Other Present Principal Occupation

Dan L. Duncan	Co-Chairman;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation

Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Services, LLC

Kari L. Johnson	Secretary;

Vice President — Client Services of CSC Services, LLC

INFORMATION CONCERNING THE MANAGERS
OF
DFI DELAWARE GENERAL, LLC
     Managers of DFI Delaware General, LLC (“DFIDG”). Set forth below is the name, current business address, citizenship, position with DFIDG and the present principal occupation or employment of each manager of DFIDG. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFIDG; Other Present Principal Occupation

Brian T. Harrison	Manager

Kari L. Johnson	Manager

Darryl E. Smith	Manager

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC and Enterprise Products GP, LLC; Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation

Dan L. Duncan	Director and Chairman;

Chairman and Director of Enterprise Products GP, LLC; President, CEO and Manager of DD LLC and DD Securities LLC

Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Group Co-Chairman of EPCO, Inc.

O.S. Andras	Director

Thurman Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Ralph S. Cunningham	Director, President and Chief Executive Officer;

Manager and Executive Vice President of DD Securities LLC and Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Director and Group Vice Chairman of EPCO, Inc.

Michael A. Creel	Director;

President and CEO and Director of Enterprise Products GP, LLC

A. James Teague	Director;

Executive Vice President and Director of Enterprise Products GP, LLC

Richard H. Bachmann	Director, Executive Vice President, Chief Legal Officer and Secretary;

Manager and Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC and DD Securities LLC, Director and President and Chief Executive Officer of DEP Holdings, LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPCO Holdings, Inc.; Director and Group Vice Chairman, Chief Legal Officer, and Secretary of EPCO, Inc.

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer;

Manager and Executive Vice President, Chief Financial Officer and Treasurer of Dan Duncan LLC and DD Securities LLC, Director and Executive Vice President and Chief Financial Officer of DEP Holdings, LLC and Enterprise Products GP, LLC; Director, President and Chief

Name	Position with EPE GP; Other Present Principal Occupation
Executive Officer of EPCO Holdings, Inc. and EPCO, Inc.

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPCO Holdings, Inc., and EPCO, Inc.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly-owned subsidiary of DDLLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Dan L. Duncan	President and CEO and Manager

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC

Ralph S. Cunningham	Executive Vice President and Manager

President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC and Enterprise Products GP, LLC; Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC